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Exhibit 12.1

DUKE REALTY CORPORATION
RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

(Dollars in thousands)

	Nine Months Ended September 30, 2002	2001	2000	1999	1998	1997
Earnings:
Net income from continuing operations	129,697	229,967	212,958	139,636	90,871	65,999
Preferred dividends	35,968	52,442	48,981	42,604	19,833	12,485
Earnings from land and depreciated property dispositions	(8,882)	(45,708)	(60,692)	(10,012)	(1,351)	(1,775)
Operating Partnership minority interest	15,151	32,463	32,071	19,811	12,241	7,574
Interest expense	84,757	113,830	133,948	86,757	60,217	40,296

Earnings before fixed charges	256,691	382,994	367,266	278,796	181,811	124,579

Fixed charges and preferred stock dividends:
Interest expense	84,757	113,830	133,948	86,757	60,217	40,296
Interest costs capitalized	11,359	25,859	32,980	26,017	8,546	6,003

Total fixed charges	96,116	139,689	166,928	112,774	68,763	46,299

Preferred dividends	35,968	52,442	48,981	42,604	19,833	12,485

Total fixed charges and preferred dividends	132,451	192,131	215,909	155,378	88,596	58,784

Ratio of earnings to fixed charges	2.67	2.74	2.20	2.47	2.64	2.69

Ratio of earnings to combined fixed charges and preferred stock dividends	1.94	1.99	1.70	1.79	2.05	2.12

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  Exhibit 12.1